UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.)*

CARISMA THERAPEUTICS INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

817763105
(CUSIP Number)

March 7, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS:
ModernaTX, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION:
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER:
5,059,338

	6	SHARED VOTING POWER:
0

	7	SOLE DISPOSITIVE POWER:
5,059,338

	8	SHARED DISPOSITIVE POWER:
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
5,059,338

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):
12.57%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):
CO

(1) Percentage calculated based upon 40,254,666 shares of Common Stock outstanding as of March 7, 2023, based on information obtained from the Issuer.

Item 1(a).	Name of Issuer:

 CARISMA THERAPEUTICS INC.

Item 1(b).	Address of Issuer's Principal Executive Offices:

 245 First Street, Suite 1800
Cambridge, MA 02142

Item 2(a).	Name of Person Filing:

 ModernaTX, Inc.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

 c/o Moderna, Inc.
200 Technology Square
Cambridge, MA 02139
617-714-6500

Item 2(c).	Citizenship:

 Delaware

Item 2(d).	Title of Class of Securities:

 Common Stock, par value $0.001 per share

Item 2(e).	CUSIP Number:

 817763105

Item 3.	If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or
240.13d-2(b) or (c):

Not applicable

Item 4.	Ownership.

(a)	Amount beneficially owned:

                                 5,059,338

(b)	Percent of class: 12.57%(1)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

                                        5,059,338

(ii)	Shared power to vote or to direct the vote:

                                        0

(iii)	Sole power to dispose or to direct the disposition of:

                                       5,059,338

(iv)	Shared power to dispose or to direct the disposition of:

                                       0

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

 Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

 Not Applicable.

Item 9.	Notice of Dissolution of Group.

 Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

(1) Percentage calculated based upon 40,254,666 shares of Common Stock outstanding as of March 7, 2023, based on information obtained from the Issuer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 13, 2023

ModernaTX, Inc.

By:	/s/Brian Sandstrom
Name: Brian Sandstrom
Title: Assistant Secretary